United States securities and exchange commission logo





                               May 4, 2022

       Felicia DellaFortuna
       Chief Financial Officer
       BuzzFeed, Inc.
       111 East 18th Street
       New York, NY 10003

                                                        Re: BuzzFeed, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            Form 8-K Furnished
March 22, 2022
                                                            File No. 001-39877

       Dear Ms. DellaFortuna:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Company Overview, page 43

   1. You indicate that as a result of certain actions described related to your operations you have achieved
profitability; however, it would appear you generated net income in 2021 primarily due to the
change in fair value of the derivative liability and an income tax benefit, neither of
which seem to relate to these actions. Please revise here to indicate to which period you are
referring. In this regard, we note similar disclosures on page 5 that refer to achieving
profitability in 2020. To the extent you are referring to fiscal 2021 here, revise to more
accurately describe the reasons for your profitability.
 Felicia DellaFortuna
FirstName
BuzzFeed, LastNameFelicia DellaFortuna
           Inc.
Comapany
May  4, 2022NameBuzzFeed, Inc.
May 4,
Page  2 2022 Page 2
FirstName LastName
Executive Overview, page 45

2. You disclose that the Time Spent metric excludes time spent with your content on platforms for which you do not have advertising capabilities. Please revise to indicate which major social platforms these include, such as TikTok and Instagram, in order to clarify advertising revenue is not generated from all of those listed on page 43.
Comparison of results for the years ended December 31, 2021, 2020 and 2021 Revenue, page 48

3. You disclose that excluding the impact of Complex Networks, advertising revenue from third party platforms decreased, reflecting, in part, a 16% decline in the number of programmatic impressions delivered. In your response letter dated October 29, 2021, you explained that approximately 24% of your 2020 advertising revenue was generated from sources for which you are unable to obtain impression data. Please tell us whether and how these circumstances have changed such that the 16% decline in the number of impressions in 2021 is representative of impression data from all advertising revenue sources. If circumstances have not changed, tell us why you now believe such disclosure is a fair representation of the degree of monetization of your audience and revise to disclose the limitations of this information.
Notes to Consolidated Financial Statements
Note 9. Debt, page 83

4. We note that you bifurcated a derivative liability representing the conversion option in your $150.0 million of unsecured convertible notes. Please tell us how you considered whether the contract is indexed to your own stock such that you would meet the scope exception in ASC 815-10-15-74 and 815-40-15, and not account for the contract as a derivative instrument. In this regard, it appears that following the closing of the business combination with 890 5th Avenue Partners, Inc., the conversion price for the notes is fixed.
Note 18. Segment Information, page 94

5. You state on page 16 that many of your customers purchase their advertising services through one of several large advertising agency holding companies. Please tell us whether any one advertising agency holding company accounted for more than 10% of your revenue during any period presented. If so, revise to disclose the amount or percentage of revenue attributable to such holding company. In this regard, a group of entities known to be under common control are considered to be a single customer pursuant to the guidance in ASC 280-10-50-42. Also, if applicable please provide disclosures regarding concentration of credit risk pursuant to ASC 825-10-50-20.
 Felicia DellaFortuna
BuzzFeed, Inc.
May 4, 2022
Page 3
Form 8-K Furnished March 22, 2022

Exhibit 99.1, page 1

6. You disclose Adjusted EBTIDA as a percentage of revenue but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income as a percentage of revenue, with greater prominence. Refer to Item
         10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Non-GAAP CD&Is.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameFelicia DellaFortuna                       Sincerely,
Comapany NameBuzzFeed, Inc.
                                                             Division of
Corporation Finance
May 4, 2022 Page 3                                           Office of
Technology
FirstName LastName